Supplement, dated July 15, 2024

to Annual Notice to Policyowners

dated May 1, 2024

Wilton Reassurance Life Company of New York

American Separate Account No. 3

Variable Universal Life Insurance Policy

The following supplemental information should be read in conjunction with the Annual Notice to Policyowners dated May 1, 2024 for the Variable Universal Life Insurance Policy (“VUL Policies”) issued by Wilton Reassurance Life Company of New York, formerly known as The American Life Insurance Company of New York (the “Company”) through its American Separate Account No. 3 (the “Separate Account”). Special terms not defined herein have the meanings ascribed to them in your Prospectus.

The following information replaces the “Fees and Expenses” subsection of the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE VUL POLICIES” section of your Notice:

	FEES AND EXPENSES			LOCATION IN PROSPECTUS

Charges for Early Withdrawals

We do not impose any transfer or withdrawal charges.

You may withdraw any portion of your Account Value (before the death of the Insured Person). A partial withdrawal must be in an amount of at least $500, may not reduce the Account Value to less than $100, and cannot exceed the Account Value minus any Policy Loans.

You may make partial withdrawals of your Account Balance (minus any Policy Loans) or surrender the Policy and receive the Surrender Proceeds due under the Policy. You may take any of these actions prior to the Maturity Date of the Policy when the Insured Person is still living.

Surrender Proceeds equal your Account Value minus any Policy Loans you have outstanding at the time of surrender and any due and unpaid charges. You may surrender your Policy and obtain the Surrender Proceeds at any time prior to the Maturity Date. To surrender your Policy, you must submit the Policy and a Written Request to our Processing Office, and the Insured Person must be alive on the surrender date. We will calculate the Surrender Proceeds as of the Valid Transaction Date of the surrender, and all insurance benefits, and supplemental benefits you have added, under your Policy will then cease.

Access to Your Account Balance Partial Withdrawals and Surrender of Policy; Transfers of Account Balance

Transaction Charges	There are no charges for other transactions under the Policy, other than certain fees associated with Policy Loans, supplemental insurance benefits, and an Accelerated Benefit.			Charges and Deductions You Will Pay

Ongoing Fees and Expenses (annual charges)

In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits under the Policy, and such fees and expenses are set based on characteristics of the insured. Please refer to your Policy specifications page for rates applicable to your Policy.

Charges and Deductions You Will Pay
Investors will also bear expenses associated with the Underlying Funds under the Policy, as shown in the table below.
	ANNUAL FEE	MIN.	MAX.
	Investment options (Underlying Fund fees and expenses)	0.09%	0.65%

The following replaces the entry for the Fidelity VIP Index 500 (Initial Class) underlying fund in Appendix A: UNDERLYING FUNDS AVAILABLE AS INVESTMENT OPTIONS UNDER THE VUL POLICIES at the back of your Notice:

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index	Fidelity VIP Index 500 (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers	0.09%	26.19%	15.56%	11.92%

This Supplement Should Be Retained With Your Notice to Policyowners For Future Reference.